UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Cell MedX Corp.

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

15115X 107
(CUSIP Number)

RICHARD NORMAN JEFFS 11750 Fairtide Road Ladysmith, BC, V9G 1K5 Tel: 250 619 0142
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ].

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SCHEDULE 13D/A

1. Name of Reporting Person: RICHARD NORMAN JEFFS
I.R.S. Identification No. of above person (entities only):

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [_]
(b) [_]
NOT APPLICABLE

3. SEC Use Only:

4. Source of Funds (See Instruction): PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

6. Citizenship or Place of Organization: CANADIAN

Number of Shares Beneficially by Owned by Each Reporting Person With:

7. Sole Voting Power: 13,252,028 SHARES

8. Shared Voting Power: NOT APPLICABLE

9. Sole Dispositive Power: 13,252,028 SHARES

10. Shared Dispositive Power: NOT APPLICABLE

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 13,252,028 SHARES

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): NOT APPLICABLE

13. Percent of Class Represented by Amount in Row (11): 22.88%

14. Type of Reporting Person (See Instructions): IN (Individual)

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ITEM 1. SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D Statement relates is shares of common stock, par value $0.001 per share (the “Shares”), of Cell MedX Corp., a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 123 W. Nye Ln, Suite 446, Carson City, NV 89706.

ITEM 2. IDENTITY AND BACKGROUND

(a)This Statement is being filed by Richard Norman Jeffs (the “Reporting Person”).

(b)The Reporting Person’s address is 11750 Fairtide Road, Ladysmith, BC, V9G 1K5.

(c)The Reporting Person is a retired self-employed businessman.

(d)During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)The Reporting Person is a citizen of Canada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

The securities listed as beneficially owned by the Reporting Person are held directly by the Reporting Person. All securities directly held by the Reporting Person were acquired in open market or private transactions using the Reporting Person’s own funds, or as partial consideration for loans made by the Reporting Person to the Issuer as described in Item 4 below.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person’s acquisition of beneficial ownership over the Issuer’s securities was made for investment purposes.

The Reporting Person owns 2,000,000 warrants expiring on March 3, 2021 (the “2016 Loan Warrants”) issued as partial consideration for a loan of US$50,000 made by the Reporting Person to the Issuer in March 2016. As of the date of this Schedule 13D/A, the 2016 Loan Warrants are exercisable at a price of $0.75.

Between December 12, 2019 and April 28, 2020, the Reporting Person purchased 170,900 Shares and sold 17,272 Shares in open market transactions.

On September 9, 2019, the Reporting Person acquired a total of 7,482,960 Shares upon the exercise of warrants previously issued to the Reporting Person.

On April 21, 2020, the Reporting Person acquired 1,000,000 Shares in a private transaction.

In addition to acquiring Shares upon the exercise of the 2016 Loan Warrants the Reporting Person may, from time to time, acquire additional securities of the Issuer and retain or sell all or a portion of the Issuer’s securities held by the Reporting Person in open market transactions or in privately negotiated transactions.

CUSIP No. 15115X 107

Other than as disclosed above, as of the date hereof, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a)the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e)any material change in the present capitalization or dividend policy of the Issuer;

(f)any other material change in the Issuer’s business or corporate structure;

(g)changes in the Issuer’s Articles of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person;

(h)causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)  Aggregate Beneficial Ownership:

As of April 23, 2020, the Reporting Person beneficially owned the following securities of the Issuer:

Name	Title of Security	Amount	Percentage of Shares of Common Stock(1)
Richard Norman Jeffs	Common Stock	13,252,028 Shares(2) (direct)	22.8%

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of Shares; and (ii) investment power, which includes the power to dispose or direct the disposition of Shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the Shares). In addition, Shares are deemed to be beneficially owned by a person if the person has the right to acquire the Shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of Shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of Shares actually outstanding on the date of this Statement.

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(1)Applicable percentage of ownership is based on 55,915,709 Shares outstanding as of April 28, 2020 plus any securities held by such security holder exercisable for or convertible into common shares within sixty (60) days after the date of this Report, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.

(2)Includes 2,000,000 shares acquirable on exercise of share purchase warrants expiring on March 3, 2021, and exercisable at $0.75 per share.

(b)  POWER TO VOTE AND DISPOSE OF THE ISSUER SHARES:

Sole Power

The Reporting Person has the sole power to vote or to direct the vote of the Shares held in his name and has the sole power to dispose of or to direct the disposition of the Shares held in his name.

Shared Power

None.

(c)  Transactions Effected During the Past 60 Days:

Except for those transactions described in this Information Statement and as below, the Reporting Person has not effected any transactions in the Issuer’s securities during the 60 days prior to the date hereof:

Date of Transaction	Transaction
April 3, 2020	Open market purchase of 30,000 Shares at $0.21 per share.
April 8, 2020	Open market purchase of 8,000 Shares at $0.29 per share.
April 9, 2020	Open market purchase of 25,000 Shares at $0.2983 per share.
April 9, 2020	Open market purchase of 5,300 Shares at $0.30 per share.
April 13, 2020	Open market purchase of 17,100 Shares at $0.30 per share.
April 14, 2020	Open market purchase of 10,000 Shares at $0.29 per share.
April 14, 2020	Open market purchase of 10,000 Shares at $0.31 per share.
April 15, 2020	Open market purchase of 5,000 Shares at $0.33 per share.
April 15, 2020	Open market purchase of 5,000 Shares at $0.3296 per share.
April 16, 2020	Open market purchase of 5,000 Shares at $0.32 per share.
April 21, 2020	Acquisition of 1,000,000 shares in a private transaction upon realization of collateral for a loan granted by the Reporting Person to a third party.
April 24, 2020	Open market purchase of 5,500 Shares at $0.424 per share.
April 27, 2020	Open market sale of 15,607 Shares at $0.60 per share.
April 28, 2020	Open market sale of 1,665 Shares at $0.60 per share.

(d)  Right of Others to Receive Dividends or Proceeds of Sale:

Not Applicable.

(e)  Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 29,2020
Date
/s/ Richard Norman Jeffs
Richard Norman Jeffs